Filed by Soaring Eagle Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Ginkgo Bioworks, Inc.

Commission File No.: 333-256121

What is it really like to take your company public via a SPAC? One Boston biotech shares its journey

BY ADAM BLUESTEIN

July 8, 2021 9:00 AM UTC

This article is part of Fortune‘s quarterly investment guide for Q3 2021.

Ginkgo Bioworks, a.k.a. “the organism company,” has notched many milestones in its 13-year history. Founded by four Ph.D. students in bioengineering and computer science at MIT (Austin Che, Reshma Shetty, Jason Kelly, and Barry Canton) with their professor Tom Knight, the synthetic biology business has partnered with Fortune 500 giants to develop custom strains of organisms used to make everything from fragrances to fertilizers. They have collaborated with Roche to hunt for natural antibiotics in soil. They’ve worked with startups to engineer probiotics to treat disease and to break down plastic pollution. They’ve designed lab-grown proteins that make faux meat taste real. In 2014 Ginkgo Bioworks became the first biotech company accepted to Y Combinator, the elite startup accelerator. During COVID, Ginkgo even helped speed the release of Moderna’s COVID vaccine by helping them optimize and scale up manufacturing of a critical vaccine component.

But despite all those firsts, the company still hadn’t found the formula for taking itself public. Having managed to raise nearly $900 million from venture capital firms, private equity, and institutional investors—most recently a $300M+ Series E in late 2019, with an extension in May 2020 when Illumina invested as a strategic partner—Ginkgo Bioworks was now approaching a sort of precipice. Most recently valued at over $4 billion, the firm needed additional capital to continue to scale its business. It was not yet profitable, but its technological platform was more promising than ever. At some point, investors were going to want to see an exit. A decade ago, Ginkgo would have had very limited options: position itself as an acquisition target for a larger business, or go through the costly and time-consuming process of getting an investment bank to underwrite an IPO. But in 2021 the biotech’s path collided with one of the biggest financial trends of the year: SPACs.

On May 11, Ginkgo Bioworks announced it was going public through a merger with Soaring Eagle Acquisition Corp., the seventh SPAC (special purpose acquisition company) set up by Los Angeles–based Eagle Equity Partners, a group headed by former MGM CEO Harry Sloan, media executive Jeff Sagansky, and Eli Baker, which previously formed blank-check companies to take public the fantasy sports betting site DraftKings in April 2019, and mobile e-sports platform Skillz in December 2020.

The Ginkgo Bioworks deal dwarfs them both. Ginkgo expects to generate revenues of $150 million in 2021, up almost 100% over 2020. The deal values Ginkgo at over $15 billion, and will bring in $2.5 billion of new capital when the merger closes—making this one of the biggest biotech IPOs of all time, and one of the biggest SPAC mergers to date. The previous biggest biotech IPO was Moderna’s, in December 2018, which valued the company at about $7.5 billion and raised $620 million. Yet Ginkgo, hardly a household name, has been valued at more than twice that.

Ginkgo has grown to 500-plus employees, and its Foundry, a highly automated lab/factory, now occupies 217,000 bright, glassy square feet in Boston’s Seaport District. On a day in late June, specialized robots seem to outnumber humans, though, pipetting precise amounts of reagents, flipping 96-well plates, stirring flasks of fermenting microbes. Thanks to its investments in state-of-the-art automation and proprietary processes, Ginkgo is able to design, build, test, and optimize new microbes and commercial fermentation processes far faster than nearly any in-house R&D lab could. “It’s taken us 13 years basically to build our technology and figure out the business model,” says Kelly, 40, who serves as Ginkgo’s CEO.

Now, as the company pursues a SPAC, the question is, is Ginkgo’s eye-popping valuation emblematic of an overexuberant SPAC market, or the result of a company finding the right tool to communicate and capitalize on a truly transformative business idea? Or both? Over several weeks in late June and early July, Kelly and the rest of Ginkgo’s executive team took Fortune through the ins and outs of taking your company public via SPAC, from due diligence, through forward-looking statements and valuations—to dinosaurs.

The ins and outs of SPACs

Going public via SPAC is essentially a newfangled play on a reverse merger. A SPAC “sponsor” forms a shell company for the sole purpose of acquiring a private, operating business and takes it public on a major stock exchange. The sponsor contributes capital in the form of a private placement, typically 7% to 7.5% of the planned proceeds from the IPO. Then the SPAC looks for a “target” business to merge with, to create a new, publicly traded operating company with a fresh ticker symbol. (When its SPAC merger is completed, Ginkgo Bioworks will trade on the NYSE under the symbol “DNA,” which formerly belonged to Genentech.)

Compared with traditional IPOs, “SPACs” (technically, de-SPAC mergers) have fewer formal requirements and are widely considered to be faster and less costly than a traditional IPO underwritten by an investment bank. And they have become wildly popular with investors. In 2020, more than 248 SPACs were listed on the Nasdaq or the NYSE, raising a record $83.4 billion—six times the amount raised in 2018 and nearly equal to the amount raised by traditional IPOs. So far, in 2021, 330 SPACs have raised nearly $105 billion in funding, according to SPAC Research. The surge in SPACs has created no small amount of skepticism, inevitable talk of a bubble—and the attention of the SEC.

When Ginkgo Bioworks’ founders first started to think seriously about going public, in the fourth quarter last year, they had assumed they would “do the traditional crossover [funding round] to IPO route,” says Anna Marie Wagner, Ginkgo’s senior VP of corporate development, a Bain Capital veteran who joined Ginkgo in 2019 and also served as interim CFO. “In late 2020, there was sort of a feeling that SPACs weren’t something that good companies did.” But after seeing “some really high-quality companies go the SPAC route,” Wagner says, “we started taking that option more seriously” and meeting with a number of SPAC sponsors in mid-February.

The promise of an accelerated timeline appealed to Ginkgo Bioworks CEO Jason Kelly, 40. He wanted to seize the post-COVID moment. “Biology has been in everyone’s face for a year and half,” he says. And he didn’t want to have his whole management team distracted by putting in “24-hour IPO days” for six months or more. “In an IPO, your team is focused on that right through to the IPO day,” he says. “With a SPAC, you have a much shorter period where the senior team is focused [on going public]. It’s not frenetic for six months; it’s frenetic for three months.” Once a SPAC agreement is signed, management can largely get back to their regular business.

An average company can usually go public via an initial public offering (IPO) or direct public offering (DPO) in six to nine months. SPACs, which have two years to identify and merge with a target company, or else return their investors’ money, have an incentive to move fast. Many SPAC mergers are completed within three months or so of a formal merger announcement.

Another key advantage of the SPAC route is being able to share “forward guidance,” or projections, about the business with investors. In a traditional IPO, a company can’t use projected future revenues to justify its valuation. The same constraints do not apply to SPAC transactions. As long they are properly as flagged “forward looking,” a company going public via SPAC can show projected revenue numbers in its proxy statement and S-4 registration with the SEC.

The ability to provide investors with these kinds of projections has made SPACs especially attractive to companies with visionary, capital intensive business plans that may not be profitable for years. “A growth company that needs to tell a longer story can actually present these long-term projections,” says Soaring Eagle’s Sloan. “There’s no way DraftKings could have become a public company without being able to give long-term projections. When we were taking it public, there was a business that barely existed in any states yet. Investors had to make an assumption about when—and if—50 different states were going to adopt sports betting.”

Ginkgo’s June 24 road show offered revenue projections based on 500-plus new projects a year by 2025 (up from some 50 today). That’s a tall order for Ginkgo’s business development team, which is roughly divided between pharma on one side—and all other industrial applications on the other. While it continues to seek customers across diverse new markets, proving the value of its platform for the biopharma industry is key to justifying Ginkgo’s lofty valuation. The highest value products of biomanufacturing are, after all, drugs.

Following on its successful work with Moderna, the company expects to do more work to support vaccine makers. And in May 2021, right after announcing the planned merger with Soaring Eagle, Ginkgo announced a new partnership with Biogen—worth $5 million, plus up to $115 million in commercial milestone payments—to optimize the manufacture of engineered viruses used in gene therapies. Ginkgo’s projections also count on increasing revenue from a new line of business, called the Codebase, a repository of standardized, reusable biological “parts” that other “cell developers” can use to jump-start their own bioengineering projects.

Finding the right SPAC partner

By early March 2021, Ginkgo had met with a handful of SPACs that were “very interested, doing real work, and putting in real numbers,” Wagner says. But things clicked into place with remarkable speed once Ginkgo’s advisers reached out to Soaring Eagle via Joshua Kazam, one of its independent directors who had significant experience in founding and investing in biotech companies. He scheduled a virtual meeting the same day with Sloan and Baker from Soaring Eagle, and Ginkgo’s Kelly and Wagner. The two parties signed an NDA the next day, and Ginkgo made a formal presentation to Soaring Eagle’s financial adviser, Goldman Sachs, on March 5. On March 7, Kazam brought Dr. Arie Belldegrun, his partner in New York life science investment group Two Rivers and a pioneer in immunotherapies who founded Kite Pharma (and sold it to Gilead Sciences for $11.9 billion in 2017) and Allogene Therapeutics, to Boston to tour the Foundry and meet Ginkgo’s team.

“I think we know how to navigate the SPAC world and maybe how to introduce a biotech story,” Sloan says. “But we were only willing to pursue this if he partnered with us.” Belldegrun not only endorsed the potential merger but agreed to sign on as a SPAC cosponsor through his family fund, Bellco Capital. Belldegrun, along with Sloan, will get a seat on the board of the merged company. “One of the big areas we’ve been moving more towards is into therapeutics—not as a drug developer, but as a service provider,” says Kelly. “So, Arie is a very big addition for us.”

Through March, Soaring Eagle and its advisers did “real deep due diligence, going through our confidential, private information, the same way that banks would do underwriting diligence for a company that they’re doing an IPO for,” says Wagner. In parallel, “we were negotiating the merger agreement, setting valuation, sponsor economics, board and management structure, and all sorts of other things.”

Ginkgo signed a nonbinding term sheet with Soaring Eagle on April 6, and soon after, they started working together on what Wagner calls “a very efficient PIPE process.” A PIPE (private investment in public equity) is a private placement of securities in an already-public company—in this case, a SPAC—that is made to selected institutional accredited investors. Once a SPAC sponsor identifies a target company, it typically seeks out PIPE investors to commit an additional amount at the time the merger closes, providing a booster round of capital to ensure a robust market debut for the newly merged company. In return, PIPE investors typically get “preferred stock” shares at a discount and other benefits.

Over the course of a couple of weeks, a handful of banks serving as placement agents for the PIPE set up introductory meetings with their investors, scheduling follow-ups as necessary to go through Ginkgo’s business model and any other questions they had. “Folks spent multiple hours with us really understanding the business in a deep way,” says Wagner. “These were not like momentum IPO players who have 15 minutes of our road show to get to know you. What we are doing in biotech is unique, and our investors deserve the time to really be able to understand it and do their diligence.”

“Almost by definition, category-of-one companies—like DraftKings, Skillz, or Ginkgo—these are going to be a little bit harder to explain to your average investor, even a sophisticated investor,” says Sloan. Indeed, after nearly three hours of thoroughly explaining Ginkgo’s science, business model, and partnerships in its June 24 online road show, the first question in the live Q&A segment is: “What does Ginkgo sell, to what customer, and at what cost? What’s the business model in a couple of seconds?”

Was that disappointing? “It’s okay,” Kelly says. “I gave my best shot at explaining this as simply as I could. I’m happy to have people be curious and want to understand biology, and one can go to us. We can keep working on making it simpler, doing more communication. It took years and years for people to really understand what computers were. It’s the same thing here.”

Sloan, whose SPAC brought in new investors more familiar with the tech industry, encouraged the Ginkgo team to lean into analogies these investors would be familiar with—operating systems, programming languages, platforms. Kelly’s somewhat labored “app store” analogy fit the bill: “Apple offers people that want to write a new app on the phone a whole ecosystem of developer tools and stuff that make it a heck of a lot easier to build a product and get it out to a billion people. You don’t have to start at a low level. And people are fine giving Apple 30% of the revenue in exchange for that basket of services. You can program cells like a computer, because they both run on digital code.” And in time, the market for ‘cell programs’ is going to dwarf the market for software programs.” Tech people, Kelly says, actually have an easier time “getting” Ginkgo’s business than traditional life science investors do: “They’ve seen big horizontal tool platforms. In biotech, everything is vertical. If you’re Pfizer, you’ve got a product.”

Unlike a regular private-equity offering, everything shared in these meetings with PIPE investors—because it concerned investments in a public company—must also be disclosed to the public. Says Wagner: “We had to determine, ‘What’s the material information that we are comfortable reporting on and holding ourselves to in the future, that doesn’t give away state secrets, that we can put in front of the public?’”

After investors submitted their requests for how much they wanted to invest in the PIPE, Ginkgo and Soaring Eagle sat down to assign allocations. “This looks a bit like a traditional IPO allocation process,” says Wagner. “Except I certainly felt like we had much more control, to make sure that folks that we really wanted to have around the table—good, long-term investors—were getting their allocations.” At the end of the day, the PIPE raised $775 million, led by Baillie Gifford, Putnam Investments, and Morgan Stanley’s Counterpoint Global Fund. Cathie Wood’s Ark Investment Management, Bain Capital’s public equity arm, Bill Gates’ Cascade Investment, and T. Rowe Price also joined the subscription round.

Along with their sponsor capital of $1.7 million, Soaring Eagle and Belldegrun committed additional money to the PIPE. “The fact that they were writing personal checks alongside all of our PIPE investors at real amounts was very meaningful to us from a deal certainty perspective, but also from an alignment of incentives perspective,” says Ginkgo’s Wagner. (SPAC sponsors’ founder shares are worth more than those issued to later investors; sponsors typically receive 20% of the common equity in the SPAC for an investment of approximately 3% to 4% of the IPO proceeds.)

Due diligence

As they’ve become ubiquitous, SPACs have gotten a reputation as a sketchy play for investors. Critics say there’s little real due diligence, and it’s true that many companies taken public via SPAC have little to show by way of business plans or revenue, which can leave disgruntled investors feeling duped. (See electric-truck maker Nikola.) SPAC successes, such as Opendoor or DraftKings, have been few. Last September, then–SEC chairman Jay Clayton said that the agency was watching SPACs closely to ensure that SPAC shareholders “are getting the same rigorous disclosure that you get in connection with bringing an IPO to market.” Investors have sued eight companies that combined with SPACs in the first quarter of 2021, according to data from Stanford University. Some of the lawsuits allege that the companies and their sponsors hid weaknesses ahead of the transactions.

But Wagner argues the SPAC process allows for an even higher level of scrutiny than a traditional IPO: “Investors want to know that they’re putting their money behind a quality asset. And you can do that in a couple of ways. You can do private market diligence, or you can rely on investment bankers when you’re in an IPO process. A SPAC with a PIPE gives you a little bit of both, where you have banks running the PIPE placement, which is not technically underwriting, but they are putting their reputations on the line by telling their investors, ‘We think you should invest in this company.’ And you also have a SPAC that did private market diligence on the company and decided to put their own reputation and capital on the line.”

These PIPE investors, as a de facto review panel, also lend credibility to Ginkgo’s eye-catching valuation, according to Sloan. “SPAC sponsors do not set valuation,” he says. “Portfolio managers at Fidelity, or at Capital Group, they set the valuation. If you test the waters by going out and asking these people what they think, they’ll blow smoke up your ass. If you go up to investors and say, ‘Write a check for $100 million at a $15 billion valuation,’ that’s the test you want.”

Whether or not they’re good for investors, are SPACs in any way more aligned with a growing company’s interests than traditional IPO underwriters?

That depends in part on what they bring to the table, Sloan says. The strategy of the top SPACs “is to evolve their SPAC shareholder base to the long-term shareholders, fundamental investors. A target company wants to know that you can help them bring long-term investors, but in 90% of the SPACs, you’re not going to get your long-term investors until later.” In traditional IPOs, too, a majority of long-term investors will sit it out until they can see a couple of quarters of performance. “But with a SPAC,” Sloan says, “because we’re sitting on their money—even though they have the right to redeem—they will do the work analyzing the company, and come to the investor day and investigate.”

Laying the groundwork for a public company

By the time everyone took a break for July Fourth, most of Ginkgo’s work to complete the SPAC was falling on the finance team, preparing for the quarterly audits required as a public company. Ginkgo had been laying the groundwork for “public company readiness” for at least six months before signing the merger agreement, getting financial statements in compliance with SEC quarterly reporting requirements, and bringing in an experienced new CFO, Mark Dmytruk, in November 2020. The legal team is focused on financial disclosures related to Ginkgo’s S-4 registration statement, which was filed on May 14 and amended in late June, in response to SEC comments.

The S-4 was a team effort. “One of the real benefits in partnering with an experienced SPAC like Soaring Eagle was their expertise in putting together the appropriate documentation and helping navigate the SEC review process,” says Wagner. While Ginkgo Bioworks was largely responsible for drafting information about its business, Soaring Eagle took care of the more technical details in the proxy statement. “You normally go through a few rounds of revisions with the SEC,” says Wagner. “It’s progressing as one would expect. Some people were expecting a backlog of SPACs getting through the SEC, but we aren’t experiencing that.”

The completion of the merger will occur, basically, as soon as the SEC gives its green light, which Sloan expects sometime in the third quarter. That’s a short time window, but it’s still a long enough time for the SEC—or world events—to throw a wrench into things. In December 2020, the SEC offered new guidance on SPAC disclosures; this March, it issued a warning about SPACs associated with celebrities and opened an inquiry into how underwriters manage risks involved in SPAC transactions. And what about the Delta variant—will that become an issue? And is that good or bad for this kind of company? “One of the arguments we made for ourselves is that having done this six times before, we’ve seen everything,” says Sloan.

Consider DraftKings: “We hadn’t collected the PIPE money,” Sloan recalls. “We hadn’t started trading. And COVID hits and all sports are down indefinitely. And sports betting is your business.” SB Tech, a merger partner that supported online betting services for the lotteries in Oregon and a couple of other states got hit with a ransomware attack and had to be shut down. “You have to be prepared for the unexpected,” Sloan says.

So far, Kelly’s desire to avoid distracting the whole organization in the process of going public has largely panned out. “We’re dealing with SEC comments and stuff like that, but my days are not 24-hour IPO days anymore,” he says. The SPAC process has allowed the company to raise game-changing capital without losing focus on what it does best—enabling transformative, even mind-blowing scientific breakthroughs.

At the end of the “get to know us” section of Ginkgo’s late June investor presentation, Kelly asks his co-founders—all still friends, two of them (Canton and Shetty) married—the “number 1 question” he gets from investors: “In your lifetime, will we be able to create dinosaurs? Thumbs up, thumbs down.” Knight, considerably older than his proteges, at 73, jokingly hedges. Then, one by one, all five founders—perched awkwardly on stools and framed by leafy, tropical plants—give five thumbs up. That’s about as forward-looking a statement as you can get.

This story has been updated to reflect Ginkgo’s Series E funding and a funding extension by Illumina. Details about Gingko’s Biogen partnership and Codebase unit have also been clarified.

ADDITIONAL LEGAL INFORMATION

Forward-Looking Statements Legend

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Ginkgo and Soaring Eagle Acquisition Corp. (“SRNG”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Ginkgo and the markets in which it operates, and Ginkgo’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of SRNG’s securities, (ii) the risk that the transaction may not be completed by SRNG’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SRNG, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of SRNG and Ginkgo, the satisfaction of the minimum trust account amount following redemptions by SRNG’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on Ginkgo business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of Ginkgo and potential difficulties in Ginkgo employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Ginkgo or against SRNG related to the agreement and plan of merger or the proposed transaction, (ix) the ability to maintain the listing of SRNG’s securities on Nasdaq, (x) volatility in the price of SRNG’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Ginkgo plans to operate, variations in performance across competitors, changes in laws and regulations affecting Ginkgo’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the risk of downturns in demand for products using synthetic biology. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of SRNG’s proxy statement/prospectus relating to the transaction, and in SRNG’s other filings with the Securities and Exchange Commission (the “SEC”). SRNG and Ginkgo caution that the foregoing list of factors is not exclusive. SRNG and Ginkgo caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither SRNG nor Ginkgo undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Additional Information and Where to Find It

This document relates to a proposed transaction between Ginkgo and SRNG. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, SRNG filed a registration statement on Form S-4 with the SEC on May 14, 2021, which included a proxy statement of SRNG and a prospectus of SRNG. The definitive proxy statement/prospectus will be sent to all SRNG shareholders as of the record date to be established for voting on the proposed business combination and Ginkgo stockholders. SRNG also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SRNG and Ginkgo are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SRNG through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SRNG may be obtained free of charge by written request to SRNG at 955 Fifth Avenue, New York, NY, 10075, Attention: Eli Baker, Chief Financial Officer, (310) 209-7280.

Participants in Solicitation

SRNG’s and Ginkgo and their respective directors and officers may be deemed to be participants in the solicitation of proxies from SRNG’s stockholders in connection with the proposed transaction. Information about SRNG’s directors and executive officers and their ownership of SRNG’s securities is set forth in SRNG’s filings with the SEC. To the extent that holdings of SRNG’s securities have changed since the amounts printed in SRNG’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.